UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 29, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Purple Innovation, Inc.
File No. 1-37523 - CF#35904

_____

Purple Innovation, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.20 to a Form 8-K/A filed on February 14, 2018 and Exhibit 10.20 to a Form 8-K/A filed on March 15, 2018.

Based on representations by Purple Innovation, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period(s) specified:

Exhibit 10.20 to Form 8-K/A filed February 14, 2018 through December 27, 2027

Exhibit 10.20 to Form 8-K/A filed March 15, 2018 through March 15, 2028

For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Brent J. Fields
Secretary